UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kid Brands, Inc.

(Full name of registrant)

(Former name if applicable)

One Meadowlands Plaza, 8th Floor

(Address of principal executive office (street and number))

East Rutherford, New Jersey 07073

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of several events, including the Company’s annual review of its indefinite-lived intangible assets for impairment (which is not yet complete) and the investigation and evaluation of an unexplained and unauthorized deduction by a large customer (described below), which are evolving, have required, and continue to require the attention of key Company personnel and administrative resources, including its accounting and financial reporting organization, the Company could not, without unreasonable effort and expense, complete the finalization of its financial statements for the year ended December 31, 2012 and related disclosures, or consequently file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”) within the prescribed time period. The Company intends to file the 2012 10-K within 15 calendar days of its prescribed due date.

In March 2013, a large customer of ours deducted from its payment against outstanding amounts due approximately $900,000 (the “Unauthorized Deduction”). Because the Unauthorized Deduction was unaccompanied by any explanation, the Company is currently unable to determine the reason for such deduction, whether and to what extent such deduction is appropriate, or to what period(s) the deduction relates. Although we have disputed the deduction, pending the resolution of this issue, relevant accounting standards may require the Company to record an accrual for all or a portion of the Unauthorized Deduction for the year ended December 31, 2012.

As a result of the delay in filing the 2012 10-K, the Company is not in compliance with a covenant under its current credit agreement that requires the delivery of financial statements for 2012 within 90 days of the end of such fiscal year. In addition, under the Company’s current credit agreement, the Company is subject to, among other things, a minimum monthly Adjusted EBITDA covenant, based on a trailing 12-month period. If the Company is required to accrue the Unauthorized Deduction as of December 31, 2012, the Company will not have been in compliance with the Adjusted EBITDA covenant commencing as of December 31, 2012. The Company has initiated discussions with its senior lender to waive its noncompliance with the financial statement delivery requirement, and to waive and amend, if necessary, any noncompliance with the Adjusted EBITDA Covenant that would result from any requirement to accrue the Unauthorized Deduction (the “Waiver and Amendment”). The Company is also continuing to investigate the Unauthorized Deduction.

The Company currently believes that it is likely to reach an agreement with its senior lender with respect to a Waiver and Amendment; however, there can be no assurance that this will be the case. If the Company is unable to secure from its senior lender the Waiver and Amendment, among other things, such lender would be entitled to impose a default rate of interest, accelerate the loans under the Company’s current credit agreement, declare the commitments thereunder to be terminated and/or refuse to permit further draw-downs on the revolver, seize collateral or take other actions of secured creditors. Any of the foregoing could have a material adverse effect on the Company’s financial condition and results of operations. See Item 1A – Risk Factors –“Inability to maintain compliance with the bank covenants” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, as amended.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc S. Goldfarb	201	405-2454
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attachment A

As the Company’s financial statement preparation is not yet complete, including its annual review of indefinite-lived intangible assets for impairment, as described in Part III, all percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25. In addition, the results of operations described below do not include any accrual pertaining to the Unauthorized Deduction, which, if required to be recorded, would result in a deduction to net sales of up to approximately $900,000, and would negatively impact other line items of the Company’s financial statements, including net loss for the year ended December 31, 2012.

Net sales for the year ended December 31, 2012 decreased 9.2% to $229.5 million, compared to $252.6 million for the year ended December 31, 2011. This decrease was primarily the result of sales declines of 20.1% at Kids Line, 13.9% at CoCaLo and 6.8% at LaJobi, in each case due to significantly lower sales volume at certain large customers. These declines were partially offset by an increase in sales of 10.1% at Sassy for the year ended December 31, 2012, as compared to the prior year period, primarily as a result of the expansion of Carters®-branded products.

Although we do not currently anticipate recording an impairment charge to any intangible assets for 2012, as our annual impairment analysis of indefinite-lived intangible assets is not yet complete, there can be no assurance that such a charge will not be required.

Loss before income tax provision for the year ended December 31, 2012 was $5.3 million, which includes a non-cash write-off of approximately $2.8 million of unamortized deferred financing costs associated with several amendments to, and a refinancing of, the Company’s senior credit facility. Loss before income tax benefit for the year ended December 31, 2011 was $40.1 million, which was impacted by a non-cash impairment charge to goodwill of $11.7 million, and impairments of intangible assets in the aggregate amount of $28.9 million.

The income tax provision for the year ended December 31, 2012 was $48.8 million. Included in the income tax provision for 2012 is an aggregate increase in the valuation allowance for deferred tax assets of $50.3 million. The income tax benefit for the year ended December 31, 2011 was $1.5 million.

As a result of the foregoing, net loss for the year ended December 31, 2012 was $54.1 million, or ($2.48) per diluted share, compared to net loss of $38.6 million, or ($1.78) per diluted share, for the year ended December 31, 2011.

Until the Company is able to complete the preparation of its financial statements to be included in the 2012 10-K, it is not in a position to further quantify other changes in results of operations from the year ended December 31, 2011.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Additional written and oral forward-looking statements may be made by us from time to time in Securities and Exchange Commission (SEC) filings and otherwise. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These forward-looking statements include statements that are predictive in nature and depend upon or refer to future events or conditions, and include, but are not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management and assumptions regarding our future performance, operating expenses, working capital needs, liquidity and capital requirements, business trends and competitiveness. Forward-looking statements include, but are not limited to, words such as “believe,” “plan,” “anticipate,” “estimate,” “project”, “may”, “planned”, “potential”, “should”, “will, “would”, “could”, “might”, “possible”, “contemplate”, “continue”, “expect,” “intend,” “seek” or the negative of or other variations on these and other similar expressions. In addition, any statements concerning future financial performance, ongoing business strategies or prospects, and possible future actions, are also forward-looking statements. We caution readers that results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such material risks and uncertainties are set forth in the Company’s most recent Annual Report on Form 10-K, and any subsequent Quarterly Reports on Form 10-Q, each as filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

Kid Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2013	By	/s/ Marc S. Goldfarb
Marc S. Goldfarb, SVP and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.	Interactive Date Submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter)